UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10007

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Private Placement

On August 22, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with a certain sophisticated investor (the “Purchaser”) as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 2,350,000 Class A ordinary shares (the “Shares”), par value $0.04 per share, at a per share purchase price of $0.4 (the “Offering”). The gross proceeds to the Company from this Offering will be approximately $940,000.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares will be issued to the Purchaser upon satisfaction of all closing conditions, including Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares.

The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder.

The form of the SPA is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of the Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 23, 2024

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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